UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 — Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 228 of the Restated Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October (el Texto Refundido de la Ley del Mercado de Valores, aprobado por el Real Decreto Legislativo 4/2015, de 23 de octubre), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material fact (Hecho relevante)

Following the Significant Event announced on 28 March 2016 (official registry number 236686) by virtue of which the Company announced that it has filed with the Mercantile Court of Seville nº 2 (“Spanish Court”) an application for the judicial approval (homologación judicial) of the standstill agreement (the “Standstill Agreement”) referred to in the relevant facts filed on March 16 and 17, 2016 (reference numbers 236368 and 236449) and in order to facilitate the contemplated restructuring of the Group, the Company announces that on 28 and 29 March 2016 the Company and certain of its Spanish subsidiaries (the “Chapter 15 Debtors”) commenced cases under Chapter 15 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (“Delaware Bankruptcy Court”).  In these cases, the Chapter 15 Debtors seek recognition by the Delaware Bankruptcy Court of the proceeding commenced in the Spanish Court to obtain judicial approval (homologación judicial) of the Standstill Agreement (the “Spanish Proceeding”) and application of the Standstill Agreement within the territorial jurisdiction of the United States.  The Chapter 15 Debtors consist of the following legal entities within the Abengoa group: Abengoa, S.A.; Abeinsa Asset Management, S.L.; Abeinsa Inversiones Latam, S.L.; Abeinsa Ingeniería y Construcción Industrial, S.A.; Abencor Suministros, S.A.; Negocios Industriales Y Comerciales, S.A.; Abener Energía, S.A.; Abengoa Bioenergía, S.A.; Abeinsa Infraestructuras Medio Ambiente, S.A.; Abengoa Finance, S.A.; Abengoa Concessions, S.L.; Abengoa Solar España, S.A.; Abengoa Solar New Technologies, S.A.; Abentel Telecomunicaciones, S.A.; Asa Desulfuración, S.A.; Bioetanol Galicia, S.A.; Ecoagrícola, S.A.; Instalaciones Inabensa, S.A.; Europea de Construcciones Metálicas, S.A.; Siema Technologies, S.L.; Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.; Abengoa Water, S.L.; Abengoa Solar S.A.; Abengoa Greenfield S.A.U.; and Abengoa Greenbridge, S.A.U.

The Company further informs that on 29 March 2016 Abeinsa Holding Inc. and twelve affiliated debtors, certain of which entities are also signatories to the Standstill Agreement (collectively, the “Chapter 11 Debtors”), each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the Delaware Bankruptcy Court.  In connection with the Chapter 11 petitions, the Chapter 11 Debtors filed motions to permit continuation of the business, including seeking permission to pay taxes, wages, and insurance premiums and other so-called “first day motions”.  It is anticipated that the hearing on these initial motions will be held on 31 March 2016 in the Delaware Bankruptcy Court. The Chapter 11 Debtors are comprised of the following legal entities:  Abeinsa Holding Inc.; Abengoa Solar, LLC; Abeinsa EPC, LLC; Abencor USA, LLC; Inabensa USA, LLC; Nicsa Industrial Supplies, LLC; Abener Construction Services, LLC; Abener North America Construction, LP; Abeinsa Abener Teyma General Partnership; Abener Teyma Mojave General Partnership; Abener Teyma Inabensa Mount Signal Joint Venture; Teyma USA & Abener Engineering and Construction Services General Partnership; and Teyma Construction USA, LLC.

The Company further informs that with respect to the proceedings under Chapter 11 of the United States Bankruptcy Code commenced on 24 February 2016 in the United States Bankruptcy Court for the Eastern District of Missouri (the “Missouri Bankruptcy Court”) by the Company’s subsidiaries Abengoa Bioenergy of Nebraska, LLC, Abengoa Bioenergy Company, LLC, Abengoa Bioenergy Outsourcing, LLC, Abengoa Bioenergy Engineering and Construction, LLC, Abengoa Bioenergy Trading US, LLC, and Abengoa Bioenergy US Holding, LLC (the “Bioenergy Debtors”), a final hearing on the Bioenergy Debtors’ request to borrow the remaining amount of debtor-in-possession financing ($31.5 million) is scheduled for 6 April 2016.  On 23 March 2016 creditors filed an involuntary petition under Chapter 7 of the United States Bankruptcy Code against Abengoa Bioenergy Biomass of Kansas, LLC in the United States Bankruptcy Court for the District of Kansas.

Seville, 30 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 30 March, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO